APELLA RESOURCES INC.

Apella Resources Inc.

[redacted]

08002022

RECEIVED
2008 APR 21 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

APELLA COMMENCES GEOPHYSICS PROGRAM ON LOST ISLAND PROJECT

CHIBOUGAMAU

SUPPL

Vancouver, BC - Friday, April 11th 2008, 12:00 p.m. PDT

Apella Resources Inc. (TSX.V Symbol (APA); Frankfurt Symbol (NWN), and its Board of Directors are pleased to announce that the Company has completed twenty-four kilometers of line cutting and a cut line grid on its Lost Island Project in Chibougamau, Quebec. Apella has now commenced a Geophysical program on the Lost Island property, to investigate various gold showings/anomalies that were previously identified using an Airborne Magnetic Survey.

The Lost Island Project is ideally situated on the southern shore of Lac Merrill and is easily accessible by service road from highway 113 and highway 167. These claims include a government soil geochemistry anomaly of 140 ppb Au and two copper showings. The Company is now in the process of compiling and interpreting all of its results to date in order to establish a timetable for follow-up exploration, which is expected to include diamond drilling.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

PROCESSED
APR 23 2008
THOMSON FINANCIAL

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

dlw 4/22

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Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com